EXHIBIT 21.1

                              LIST OF SUBSIDIARIES



1.  Practice Expert Services Corp. was incorporated in the State of California.

2. Healthcare Administrative Management Corporation was incorporated in the State of California.

3.  Healthcare Billing Solutions was incorporated in the State of Montana.

4.  K.R. Johnson & Associates, Inc. was incorporated in the State of Idaho.

5. National Health Care Management Services, Inc. was incorporated in the State of West Virginia.

6. Physician Informatics, Inc., t/a PracticeOne, was incorporated in the State of Virginia.

7.  PracticeXpert of Idaho was incorporated in the State of Idaho.

8. Practice Expert of Oklahoma, Inc. was incorporated in the State of Okalahoma.